Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-160679

(Supplementing Preliminary Prospectus Supplement

dated October 5, 2009)

14,000,000 Shares

Allos Therapeutics, Inc.

Common Stock

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated October 5, 2009 (including the base prospectus dated August 28, 2009 and the documents incorporated by reference therein) relating to these securities.

Terms and Conditions of the Common Stock Offering

Number of Shares of Common Stock	14,000,000

Overallotment Option	2,100,000

Public Offering Price per Share	$7.10

Underwriting Discounts and Commissions per Share	$0.40825

Proceeds

Approximately $93.0 million, or approximately $107.1 million if the underwriters’ over-allotment option is exercised in full, after deducting the underwriting discounts and commissions and estimated offering expenses.

Dilution

Allos’ net tangible book value at June 30, 2009 was approximately $100.6 million, or $1.13 per share. After giving effect to the sale of 14,000,000 shares of common stock by Allos at the offering price of $7.10 per share, less underwriting discounts and commissions and estimated offering expenses payable by Allos, Allos’ net tangible book value at June 30, 2009, would have been approximately $193.6 million, or $1.87 per share. This represents an immediate increase in the net tangible book value of $0.74 per share to existing Allos stockholders and an immediate dilution of $5.23 per share to investors in this offering.

If the underwriters’ over-allotment option is exercised in full, Allos’ pro forma net tangible book value per share after giving effect to this offering would be $1.97 per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $5.13 per share.

Trade Date	October 7, 2009

Settlement Date	October 13, 2009

Underwriters	J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Leerink Swann LLC, JMP Securities LLC, Needham & Company, LLC and RBC Capital Markets.

The issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement thereto) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement (including the documents incorporated by reference therein) and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling J.P. Morgan Securities Inc. at (718) 242-8002 or Citigroup Global Markets Inc. at (800) 831-9146.